              Filed by: UnitedHealth Group Incorporated and Lifemark Corporation
                                                      pursuant to Rule 425 under
                                                  the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                                  Commission File No.: 000-19393

                                           Subject Company: Lifemark Corporation



In connection with the merger transaction described below, UnitedHealth Group Incorporated (UHG) plans to file a Registration Statement on Form S-4 and other relevant documents with the SEC, and Lifemark Corporation expects to file a Proxy Statement containing information about the merger. UHG and Lifemark expect to mail a Proxy Statement/Prospectus to stockholders of Lifemark.

Investors and stockholders of Lifemark are urged to read carefully the Registration Statement, the Proxy Statement/Prospectus and other documents to be filed with the SEC when they are available. The Registration Statement, Proxy Statement/Prospectus and other filings will contain important information about UHG, Lifemark, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and stockholders of Lifemark will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors and stockholders of Lifemark will also be able to obtain copies of the documents filed by UHG free of charge from UHG by mailing a request to UnitedHealth Group Incorporated, Investor Relations, UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, telephone: (952) 936-1300. The Proxy Statement/Prospectus will also be available to investors and stockholders of Lifemark free of charge from Lifemark by mailing a request to Lifemark Corporation, Investor Relations, 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020, telephone: (602) 331-5150. In addition to the Registration Statement and the Proxy Statement/Prospectus, UHG and Lifemark file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by UHG or Lifemark at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. UHG's and Lifemark's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY IF AND WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. NOTHING HEREIN SHALL CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

Solicitation of Proxies; Interests of Certain Persons in the Merger.
UHG, Lifemark and their respective directors and executive officers, who may be considered participants in this transaction, and certain other members of management and employees may be soliciting proxies from Lifemark's stockholders in favor of approval and adoption of the merger agreement.

The following are the directors and executive officers of UHG:

Name                             Position
----                             --------

William W. McGuire, M.D.         Chairman, Chief Executive Officer and Director
William C. Ballard, Jr.          Director
Richard T. Burke                 Director
James A. Johnson                 Director
Thomas H. Kean                   Director
Douglas W. Leatherdale           Director
Walter F. Mondale                Director
Mary O. Mundinger                Director
Robert L. Ryan                   Director
William G. Spears                Director
Gail R. Wilensky                 Director
Stephen J. Hemsley               President and Director
Arnold H. Kaplan                 Chief Financial Officer
David J. Lubben                  General Counsel and Secretary
James B. Hudak                   CEO, UnitedHealth Technologies
Lois E. Quam                     CEO, Ovations
Jeannine R. Rivet                CEO, UnitedHealthcare
R. Channing Wheeler              CEO, Uniprise

Additional information about the officers and directors of UHG can be found in UHG's Proxy Statement for its 2000 Annual Meeting of Shareholders. UHG's filings with the SEC are available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

The following are the directors and executive officers of Lifemark:

Name                          Position
----                          --------

Rhonda E. Brede               President, Chief Executive Officer and Director
William G. Brown              Director
Richard C. Jelinek            Director
Henry H. Kaldenbaugh          Director
Risa Lavizzo-Mourey           Director
John G. Lingenfelter          Director
Michael J. Kennedy            Vice President, Chief Financial Officer, Treasurer
                                and Assistant Secretary
David G. Decker               Chief Information Officer
Richard M. Jelinek            Executive Vice President

Additional information about the officers and directors of Lifemark can be found in Lifemark's Proxy Statement for its 2000 Annual Meeting of Shareholders. Lifemark's filings with the SEC are available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

The directors and executive officers of Lifemark have interests in the merger, some of which may differ from, or may be in addition to, those of Lifemark stockholders generally. Those interests include the following:

     o In connection with the merger, certain key employees of Lifemark will enter into employment agreements with UHG which will be effective as of the closing date of the merger;

     o In connection with the merger, William G. Brown has agreed, in exchange for a payment of $96,000 from Lifemark, to exercise a warrant held by him to purchase Lifemark common stock and to convert certain Lifemark debt he holds into Lifemark common stock; and

     o Certain of the directors and executive officers of Lifemark hold options to purchase shares of Lifemark common stock that will be assumed by UHG in connection with the merger.





                                      * * *

                                    [LOGO]


FOR FURTHER INFORMATION PLEASE CONTACT:

Michael J. Kennedy                                Bob Hussey
Lifemark Corporation                              EverCare
(602) 331-5150                                    (952) 936-3629
e-mail:  investors@lifemarkcorp.com               e-mail: rhusse@uhc.com
         --------------------------

                   LIFEMARK CORPORATION TO MERGE WITH EVERCARE
              Merger Will Create National Organization Serving the
      Health and Well-Being Needs of America's Elderly Across Care Settings

PHOENIX, AZ, October 10, 2000--Lifemark Corporation (Nasdaq: LMRK) today announced that it will merge with EverCare, an operating unit of Ovations, which is a subsidiary of UnitedHealth Group (NYSE: UNH). The merger will create a national leader in serving the health and well-being needs of America's elderly across the full continuum of care settings.

Rhonda Brede, chief executive officer of Lifemark, stated "This merger is a wonderful opportunity to integrate two of the leading organizations in the country serving frail, vulnerable and elderly people. Together, we will establish ourselves as the preeminent providers of health and well-being services for these individuals."

Marcia Smith, chief executive officer of EverCare, commented that "While we both seek to help the elderly live better lives, we currently operate in different markets serving different groups of people. Combining our resources creates a powerful platform that allows us to expand our ability to deliver better care to more people."

The combined company will operate as EverCare, with Ms. Smith as the chief executive officer and Ms. Brede as chief operating officer. It will conduct business in over a dozen states, serving Medicare, Medicaid, and private-pay patients in a variety of care settings, including home, community-based and nursing facilities.

Lifemark shareholders will be entitled to receive shares of UnitedHealth Group Common Stock having a value of $63 million or $10.55 per Lifemark share on a fully diluted basis, so long as the average ten-day closing price of UnitedHealth Group stock immediately preceding the transaction close remains at or between $95.00 and $113.00 per share. In the event the average ten-day closing price of UnitedHealth Group stock immediately preceding the transaction close is above $113 per share, Lifemark shareholders will receive a total of 557,500 UnitedHealth Group shares and the merger consideration may thereby increase based on UnitedHealth Group's stock appreciation above $113.00. If the average ten-day closing price of UnitedHealth Group stock immediately preceding the transaction is at or between $88.00 and $95.00 per share, the value Lifemark shareholders will receive will decrease proportionately from $63 million or $10.55 per share to $60 million or $10.08 per share. If the average ten-day closing price of UnitedHealth Group Common Stock preceding the transaction close is below $88.00 per share,

UnitedHealth Group has the option to pay $10.08 per share of merger consideration in either cash or shares of UnitedHealth Group Common Stock.

The transaction is subject to approval by Lifemark's shareholders. Shareholders of Lifemark holding approximately 40% of the outstanding shares of Lifemark common stock have entered into a voting agreement with UnitedHealth Group whereby they have agreed to vote their shares in favor of the merger. The merger is also subject to approvals by certain antitrust and state regulators. Lifemark and UnitedHealth Group anticipate closing the transaction near the end of the year.

About Lifemark

Lifemark develops, coordinates, and administers all aspects of specialty, risk-based care management programs designed to improve the quality of life for vulnerable, frail elderly and chronically ill patients. Lifemark manages both the financing and delivery of comprehensive health care services that create fundamental change in the well-being of its customers. In fiscal year 2000 (ended 5/31/00), Lifemark had revenues of approximately $150 million, representing a 75% increase over 1999. Lifemark is based in Phoenix, Arizona and has regional offices in Arkansas, California, Hawaii, Indiana, Michigan, New Mexico and Texas.

About EverCare

Founded in 1987, EverCare has pioneered coordinated care for frail elderly persons in nursing homes. EverCare provides direct medical care through nurse practitioner/physician primary care teams and seeks to provide as much care "on-site" in the nursing home as possible. EverCare also helps ensure close communication among families, physicians and nursing home staff regarding a resident's care. EverCare serves 18,000 patients in over 450 nursing homes.

EverCare is headquartered in Minnetonka, Minnesota and conducts business in Arizona, Colorado, Florida, Georgia, Illinois, Maryland, Massachusetts, New York and Ohio. EverCare is part of Ovations, a subsidiary of UnitedHealth Group.

Forward Looking Statements

Statements that EverCare, Lifemark, or UnitedHealth Group may publish, including those in this announcement, that are not strictly historical are "forward-looking" statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, which may cause actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from expectations include, without limitation, the failure of the Lifemark shareholders to approve the merger; the risk that the businesses of Lifemark and EverCare will not be integrated successfully; disruptions from the merger making it more difficult to maintain relationships with clients, employees and other third parties; and the effects of state and federal regulations. Additional factors that could cause UnitedHealth Group's and Lifemark's results to differ materially from those described in the forward-looking statements can be found in each of UnitedHealth Group's and Lifemark's respective SEC reports, including quarterly reports on Form 10-Q, annual reports on Form 10-K, and reports on Form 8-K.

Other Important Information

In connection with the transaction described in this announcement, UnitedHealth Group will file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission and Lifemark will file with the SEC a Proxy Statement containing information about the merger. UnitedHealth Group and Lifemark will mail a Proxy Statement/Prospectus to shareholders of Lifemark. Investors and stockholders of Lifemark are urged to read carefully the Registration Statement, the Proxy Statement/Prospectus and other documents to be filed with the SEC when they are available. The Registration Statement, Proxy Statement/Prospectus and other filings will contain important information about UnitedHealth Group, Lifemark, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and stockholders of Lifemark will be able to obtain free copies of these documents through the website maintained by the SEC at http:/www.sec.gov. Investors and stockholders of Lifemark will also be able to obtain copies of the documents filed by UnitedHealth Group free of charge from UnitedHealth Group by mailing a request to UnitedHealth Group Incorporated, Investor Relations, UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, telephone: (952) 936-1300. The Proxy Statement/Prospectus will also be available to investors and stockholders free of charge from Lifemark by mailing a request to Lifemark Corporation, Investor Relations, 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020, telephone:
(602) 331-5150.

UnitedHealth Group, Lifemark and their respective directors, executive officers, certain other members of management and employees, each of whom may be considered participants in this transaction under applicable securities laws, may be soliciting proxies from Lifemark's stockholders in favor of approval and adoption of the merger and the merger agreement. A detailed list of the names of UnitedHealth Group's and Lifemark's directors and executive officers are included in their respective proxy statements and annual reports on Form 10-K filed with the SEC. A description of any interests that these persons have in the merger will be available in the Proxy Statement/Prospectus.